SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 15)*

                            CompX International Inc.
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   20563P 10 1
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                            DALLAS, TEXAS 75240-2694
                                 (972) 233-1700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 27, 2006
                      (Date of Event which requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      CompX Group, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      OO

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     2,586,820
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      2,586,820

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,586,820

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      49.4%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      NL Industries, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      New Jersey

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     2,846,824
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      2,846,824

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,846,824

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      54.4%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      TIMET Finance Management Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     3,070,420
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      3,070,420

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,070,420

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      58.7%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Titanium Metals Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     3,070,420
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      3,070,420

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,070,420

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      58.7%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Tremont LLC

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     3,070,420
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      3,070,420

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,070,420

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      58.7%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      OO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Valhi, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     3,330,424
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      3,330,424

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,330,424

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      63.6%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Valhi Holding Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     3,330,424
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      3,330,424

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,330,424

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      63.6%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Valhi Group, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Nevada

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     3,330,424
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      3,330,424

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,330,424

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      63.6%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      National City Lines, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     3,330,424
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      3,330,424

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,330,424

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      63.6%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      NOA, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     3,330,424
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      3,330,424

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,330,424

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      63.6%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Dixie Holding Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     3,330,424
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      3,330,424

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,330,424

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      63.6%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Dixie Rice Agricultural Corporation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     3,330,424
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      3,330,424

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,330,424

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      63.6%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Southwest Louisiana Land Company, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     3,330,424
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      3,330,424

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,330,424

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      63.6%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Contran Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     3,330,424
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      3,330,424

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,330,424

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      63.6%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      The Combined Master Retirement Trust

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     3,330,424
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      3,330,424

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,330,424

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      63.6%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      EP

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Harold Simmons Foundation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     3,330,424
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      3,330,424

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,330,424

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      63.6%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  20563P 10 1

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Harold C. Simmons

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                               7      SOLE VOTING POWER

                                                         56,900
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     3,350,424
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                          56,900

                               10     SHARED DISPOSITIVE POWER

                                                      3,350,424

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      56,900

    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      1.1%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      IN

                                AMENDMENT NO. 15
                                 TO SCHEDULE 13D

     This amended statement on Schedule 13D (this "Statement") relates to the class A common stock, par value $0.01 per share (the "Class A Shares"), of CompX International Inc., a Delaware corporation (the "Company"). Items 2, 3, 4 and 5 of this Statement are hereby amended as set forth below.

Item 2.  Identity and Background.

     Item 2(a) is amended and restated as follows.

     (a)  The   following   entities  or  person  are  filing   this   Statement
(collectively, the "Reporting Persons"):

          (i) CompX Group, Inc. ("CGI") as a direct holder of Class A Shares;

          (ii) NL Industries, Inc. ("NL") and TIMET Finance Management Company ("TFMC") by virtue of their direct ownership of CGI and as direct holders of Class A Shares;

          (iii) Titanium Metals Corporation ("TIMET") by virtue of its indirect ownership of CGI and direct ownership of TFMC;

          (iv) Tremont LLC ("Tremont") by virtue of its indirect ownership of CGI and TFMC;

          (v) Valhi, Inc. ("Valhi"), Valhi Holding Company ("VHC"), Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Southwest Louisiana Land Company, Inc. ("Southwest"), Contran Corporation ("Contran"), The Combined Master Retirement Trust (the "CMRT") and the Harold Simmons Foundation, Inc. (the "Foundation") by virtue of their indirect ownership of CGI, TFMC and NL; and

          (vi) Harold C. Simmons by virtue of his direct and indirect ownership of Class A Shares and his positions with Contran and certain of the other entities (as described in this Statement).

By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

     CGI, TFMC, NL, Harold C. Simmons and his spouse are direct holders of 49.4%, 9.2%, 5.0%, 1.1% and 0.4%, respectively, of the 5,234,280 Class A Shares outstanding as of April 7, 2006 according to information the Company provided (the "Outstanding Class A Shares").

     CGI also directly holds 100%, or 10,000,000 shares, of the Company's class B common stock, par value $0.01 per share (the "Class B Shares" and collectively with the Class A Shares shall be referred to as the "Shares"). The description of the relative rights of the Shares as described in this Statement is qualified in its entirety by the terms of the Company's restated certificate of incorporation that is filed as Exhibit 3.1 to Amendment No. 1 to the Company's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on February 4, 1998 (Reg. No. 333-42643), which is incorporated herein by reference. As a result of its ownership of 49.4% of the Class A Shares and 100% of the Class B Shares, CGI directly holds approximately 82.6% of the combined voting power (97.5% of the voting power for the election of directors) of all classes of voting stock of the Company. CGI may be deemed to control the Company.

     NL and TFMC are the direct holders of approximately 82.4%, and 17.6%, respectively, of the outstanding shares of CGI common stock and together may be deemed to control CGI. Valhi and TFMC are the direct holders of approximately 83.1% and 0.5%, respectively, of the outstanding shares of NL common stock and together may be deemed to control NL.

     TIMET is the direct holder of 100% of the outstanding shares of common stock of TFMC and may be deemed to control TFMC. Tremont, Harold C. Simmons' spouse, the CMRT, Valhi and Harold C. Simmons are the direct holders of approximately 33.4%, 12.6%, 10.2%, 3.8% and 2.6% of the outstanding shares of TIMET common stock. Tremont may be deemed to control TIMET. The ownership of Mr. Simmons' spouse includes 10,666,666 shares of TIMET common stock that she has the right to acquire upon conversion of 1,600,000 shares of TIMET's 6 3/4% Series A Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), that she directly owns. The ownership of Valhi includes 98,000 shares of TIMET common stock that Valhi has the right to acquire upon conversion of 14,700 shares of Series A Preferred Stock that Valhi directly holds. The percentage ownership of TIMET common stock held by each of Ms. Simmons and Valhi assumes the full conversion of only the shares of Series A Preferred Stock she or Valhi owns, respectively. All share amounts for TIMET common stock in this amendment no. 15 to this Statement reflect the two-for-one split of the shares of common stock that TIMET paid in the form of a stock dividend on the close of business on February 16, 2006 to holders of record as of the close of business on February 6, 2006.

     Valhi is the sole member of Tremont and may be deemed to control Tremont. VHC, the Foundation, the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") and the CMRT are the direct holders of 91.6%, 0.9%, 0.4% and 0.1%, respectively, of the common stock of Valhi. VHC may be deemed to control Valhi. VGI, National, and Contran are the direct holders of 87.4%, 10.3% and 2.3%, respectively, of the outstanding common stock of VHC. Together, VGI, National, and Contran may be deemed to control VHC. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding shares of common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding shares of common stock of National and together may be deemed to control National. Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding shares of common stock of NOA and together may be deemed to control NOA. Dixie Rice is the direct holder of 100% of the outstanding shares of common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of 100% of the outstanding shares of common stock of Dixie Rice and may be deemed to control Dixie Rice. Contran is the holder of approximately 88.9% of the outstanding shares of common stock of Southwest and may be deemed to control Southwest.

     Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee, or held by Mr. Simmons or persons or other entities related to Mr. Simmons. As sole trustee of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

     The Foundation directly holds approximately 0.9% of the outstanding shares of Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board of the Foundation and may be deemed to control the Foundation.

     The CDCT No. 2 directly holds approximately 0.4% of the outstanding shares of Valhi common stock. U.S. Bank National Association serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran
(i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2, (ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

     The CMRT directly holds approximately 10.2% of the outstanding shares of TIMET common stock and 0.1% of the outstanding shares of Valhi common stock. Contran sponsors the CMRT, which permits the collective investment by master trusts that maintain the assets of certain employee benefit plans Contran and related companies adopt. Harold C. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Mr. Simmons is also a participant in one or more of the employee benefit plans that invest through the CMRT.

     NL and a subsidiary of NL directly own 3,522,967 shares and 1,186,200 shares, respectively, of Valhi common stock. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock that NL and the subsidiary of NL own as treasury stock for voting purposes and for the purposes of this Statement such shares are not deemed outstanding.

     Mr. Harold C. Simmons is chairman of the board and chief executive officer of NL and chairman of the board of CGI, TIMET, Tremont, Valhi, VHC, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran.

     By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of the Shares that are directly held by CGI, TFMC and NL. However, Mr. Simmons disclaims such beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities.

     Harold C. Simmons' spouse is the direct owner of 20,000 Class A Shares, 228,000 shares of TIMET common stock, 1,600,000 shares of TIMET Series A Preferred Stock, 119,475 shares of NL common stock and 43,400 shares of Valhi common stock. Mr. Simmons may be deemed to share indirect beneficial ownership of such securities. He disclaims beneficial ownership of all securities that his spouse holds directly.

     Harold C. Simmons is the direct owner of 56,900 Class A Shares, 1,933,700 shares of TIMET common stock, 257,000 shares of NL common stock (including stock options exerciseable for 4,000 shares) and 3,383 shares of Valhi common stock.

     A trust of which Harold C. Simmons and his spouse are co-trustees and the beneficiaries of which are the grandchildren of his spouse is the direct holder of 36,500 shares of Valhi common stock. Mr. Simmons disclaims beneficial ownership of these shares.

     Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons is set forth on Schedule B attached hereto and incorporated herein by reference.

     The Reporting Persons understand that the funds required by each person named in Schedule B to this Statement to acquire Shares were from such person's personal funds.

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 is amended as follows.

     The total amount of funds NL used to acquire the Class A Shares NL purchased as reported in Item 5(c) was $346,611.00 (including commissions). NL obtained such funds from its cash on hand.

Item 4.  Purpose of Transaction.

     Item 4 is amended as follows.

     NL purchased the Class A Shares reported in Item 5(c) in order to increase its equity interest in the Company.

     Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Class A Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of Shares may be in open market or privately negotiated transactions or otherwise.

     The information included in Item 2 of this Statement is hereby incorporated herein by reference. As described under Item 2 of this Statement, Harold C. Simmons may be deemed to control the Company.

     Certain of the persons named in Schedule B to this Statement, namely Eugene
K. Anderson, James W. Brown, Robert D. Graham, J. Mark Hollingsworth, Keith A. Johnson, William J. Lindquist, A. Andrew R. Louis, Kelly D. Luttmer, Bobby D. O'Brien, Glenn R. Simmons, Harold C. Simmons, John A. St. Wrba, Gregory M. Swalwell and Steven L. Watson are officers and/or directors of the Company or perform services for the Company as employees of one of the Company's parent corporations and may acquire Class A Shares from time to time pursuant to employee benefit plans that the Company sponsors or other compensation arrangements with the Company or otherwise.

     Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to this Statement has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     Item 5 is amended as follows.

     (a) CGI, TFMC, NL, Harold C. Simmons and his spouse are the direct beneficial owners of 2,586,820, 483,600, 260,004, 56,900, and 20,000 Class A
Shares, respectively. CGI also directly holds 10,000,000 Class B Shares.

     By virtue of the relationships described under Item 2 of this Statement:

          (1) CGI may be deemed to be the beneficial owner of the 2,586,820 Class A Shares (approximately 49.4% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 82.6% of the combined voting power, and 97.5% of the voting power for the election of directors, of all classes of voting stock of the Company) that CGI holds directly;

          (2) NL may be deemed to be the beneficial owner of the 2,846,824 Class A Shares (approximately 54.4% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 84.3% of the combined voting power, and 97.7% of the voting power for the election of directors, of all classes of voting stock of the Company) that CGI and NL hold directly;

          (3) TFMC, TIMET and Tremont may each be deemed to be the beneficial owner of the 3,070,420 Class A Shares (approximately 58.7% of the
     Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 85.8% of the combined voting power, and 97.9% of the voting power for the election of directors, of all classes of voting stock of the Company) that CGI and TFMC hold directly; and

          (4) Valhi, VHC, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran, the CMRT and the Foundation may each be deemed to be the beneficial owner of the 3,330,424 Class A Shares (approximately 63.6% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 87.5% of the combined voting power, and 98.2% of the voting power for the election of directors, of all classes of voting stock of the Company) that CGI, TFMC and NL hold directly; and

          (5) Harold C. Simmons may be deemed to be the beneficial owner of the 3,407,324 Class A Shares (approximately 65.1% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 88.0% of the combined voting power, and 98.3% of the voting power for the election of directors, of all classes of voting stock of the Company) that CGI, TFMC, NL, he and his spouse hold directly.

Except to the extent of the 56,900 Class A Shares he holds directly, Harold C. Simmons disclaims beneficial ownership of all Shares.

     The Reporting Persons understand, based on ownership filings with the U.S. Securities and Exchange Commission (the "Commission") or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to own beneficially the Class A Shares as indicated on Schedule C to this Statement.

     (b) By virtue of the relationships described in Item 2 of this Statement:

          (1) CGI may be deemed to share the power to vote and direct the disposition of the 2,586,820 Class A Shares (approximately 49.4% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 82.6% of the combined voting power, and 97.5% of the voting power for the election of directors, of all classes of voting stock of the Company) that CGI holds directly;

          (2) NL may be deemed to share the power to vote and direct the disposition of the 2,846,824 Class A Shares (approximately 54.4% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 84.3% of the combined voting power, and 97.7% of the voting power for the election of directors, of all classes of voting stock of the Company) that CGI and NL hold directly;

          (3) TFMC, TIMET and Tremont may each be deemed to share the power to vote and direct the disposition of the 3,070,420 Class A Shares (approximately 58.7% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 85.8% of the combined voting power, and 97.9% of the voting power for the election of directors, of all classes of voting stock of the Company) that CGI and TFMC hold directly;

          (4) Valhi, VHC, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran, the CMRT and the Foundation may each be deemed to share the power to vote and direct the disposition of the 3,330,424 Class A Shares (approximately 63.6% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 87.5% of the combined voting power, and 98.2% of the voting power for the election of directors, of all classes of voting stock of the Company) that CGI, TFMC and NL hold directly;

          (5) Harold C. Simmons may be deemed to share the power to vote and direct the disposition of the 3,350,424 Class A Shares (approximately 64.0% of the Outstanding Class A Shares) and 10,000,000 Class B Shares (approximately 87.6% of the combined voting power, and 98.2% of the voting power for the election of directors, of all classes of voting stock of the Company) that CGI, TFMC, NL and his spouse hold directly; and

          (6) Harold C. Simmons may be deemed to have the sole power to vote and direct the disposition of the 56,900 Class A Shares (approximately 1.1% of the Outstanding Class A Shares) that he directly holds.

     (c) The table below sets forth transactions in the Shares by the Reporting Persons during the past 60 days. NL was the only Reporting Person to have transactions in the Shares during the past 60 days. NL executed all of such transactions, which were all purchases of Shares on the New York Stock Exchange.


                                                                        Price Per Share ($)
                                              Number of                    (exclusive of
             Date                              Shares                      commissions)
       ----------------                   ---------------              -------------------
           03/22/06                            1,300                          $14.70
           03/22/06                              200                          $14.40
           03/22/06                              500                          $14.54
           03/22/06                              500                          $14.53
           03/22/06                              100                          $14.58
           03/22/06                              100                          $14.59
           03/22/06                              800                          $14.79
           03/22/06                            2,200                          $14.75
           03/22/06                              500                          $14.83
           03/22/06                              100                          $14.84
           03/23/06                              100                          $14.69
           03/23/06                            3,100                          $14.70
           03/24/06                              300                          $14.95
           03/24/06                            2,000                          $15.00
           03/27/06                            1,100                          $15.00
           03/29/06                              300                          $15.19
           03/29/06                              200                          $15.25
           03/29/06                              200                          $15.40
           03/29/06                              200                          $15.41
           03/29/06                            9,100                          $15.50

     (d) CGI, TFMC, NL, Harold C. Simmons and his spouse each has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares directly held by such entity or person.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  April 7, 2006




                                              /s/ Harold C. Simmons
                                              --------------------------------
                                              Harold C. Simmons
                                              Signing in the
                                              capacities listed on
                                              Schedule "A" attached
                                              hereto and
                                              incorporated herein by
                                              reference.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  April 7, 2006





                                               /s/ Steven L. Watson
                                               --------------------------------
                                               Steven L. Watson
                                               Signing in the
                                               capacities listed on
                                               Schedule "A" attached
                                               hereto and
                                               incorporated herein by
                                               reference.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  April 7, 2006





                                                /s/ Gregory M. Swalwell
                                                --------------------------------
                                                Gregory M. Swalwell
                                                Signing in the
                                                capacity listed on
                                                Schedule "A" attached
                                                hereto and
                                                incorporated herein by
                                                reference.

                                   SCHEDULE A


HAROLD C. SIMMONS, in his individual capacity and as trustee of THE COMBINED MASTER RETIREMENT TRUST.

STEVEN L. WATSON, as president, chief executive officer or vice president of each of:

CONTRAN CORPORATION
DIXIE HOLDING COMPANY
DIXIE RICE AGRICULTURAL CORPORATION, INC.
HAROLD SIMMONS FOUNDATION, INC.
NATIONAL CITY LINES, INC.
NOA, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
TITANIUM METALS CORPORATION
TREMONT LLC
VALHI GROUP, INC.
VALHI HOLDING COMPANY
VALHI, INC.

GREGORY M. SWALWELL, as vice president of each of:

COMPX GROUP, INC.
NL INDUSTRIES, INC.
TIMET FINANCE MANAGEMENT COMPANY

                                   Schedule B


     The names of the directors and executive officers of CompX Group, Inc. ("CGI"), Contran Corporation ("Contran"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), the Harold Simmons Foundation, Inc. (the "Foundation"), National City Lines, Inc. ("National"), NL Industries, Inc. ("NL"), NOA, Inc. ("NOA"), Southwest Louisiana Land Company, Inc. ("Southwest"), TIMET Finance Management Company ("TFMC"), Titanium Metals Corporation ("TIMET"), Valhi Group, Inc. ("VGI"), Valhi Holding Company ("VHC") and Valhi, Inc. ("Valhi") and their present principal occupations are set forth below. Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

      Name                              Present Principal Occupation
-----------------------------           ---------------------------------

Eugene K. Anderson                      Vice   president   of   Contran,   Dixie
                                        Holding,  Dixie  Rice,  National,   NOA,
                                        Southwest,  Tremont  LLC, a wholly owned
                                        limited   liability   company  of  Valhi
                                        ("Tremont"), Valhi, VGI and VHC; and treasurer of the Foundation.


Thomas E. Barry (1)                     Vice president for executive  affairs at
                                        Southern   Methodist    University   and
                                        professor  of  marketing in the Edwin L.
                                        Cox  School  of   Business  at  Southern
                                        Methodist University; and a director of Valhi.

James W. Brown                          Vice president and controller of CGI, NL
                                        and Kronos Worldwide, Inc., an affiliate of Valhi("Kronos Worldwide").

Joan L.  Dobrzynski (2)                 Vice   president-client    services   of
                                        Stewart    Management    Company;    and
                                        director,   president,   secretary   and
                                        assistant treasurer of TFMC.

Norman S. Edelcup (3)                   Senior    vice    president     business
                                        development of Florida Savings  Bancorp;
                                        mayor of  Sunny  Isles  Beach,  Florida;
                                        director of Valhi; and trustee of the Baron Funds, a mutual fund group.

Lisa Simmons Epstein                    Director    and    president    of   the
                                        Foundation.

Robert D. Graham                        Vice   president   of   Contran,   Dixie
                                        Holding,  Dixie  Rice,  the  Foundation,
                                        National,   NOA,   Southwest,   Tremont,
                                        Valhi,  VGI  and  VHC;   executive  vice
                                        president of TIMET; and vice president, general counsel and secretary of CGI, Kronos Worldwide and NL.

Norman N. Green (4)                     A private  investor  and a  director  of
                                        TIMET.

J. Mark Hollingsworth                   Vice  president  and general  counsel of
                                        Contran,   Dixie  Holding,  Dixie  Rice,
                                        National,   NOA,   Southwest,   Tremont,
                                        Valhi,  VGI and VHC;  general counsel of
                                        the Foundation and CompX  International,
                                        Inc. (the  "Company");  trust counsel of
                                        The Combined Master  Retirement Trust, a
                                        trust Contran  sponsors that permits the
                                        collective  investment  by master trusts
                                        that  maintain  the  assets  of  certain
                                        employee   benefit   plans  Contran  and
                                        related  companies  adopt (the  "CMRT");
                                        and acting  general  counsel of Keystone
                                        Consolidated   Industries,    Inc.,   an
                                        affiliate of Contran ("Keystone").

Gary C. Hutchison (5)                   Neurological surgeon; Associate Clinical
                                        Professor   of   Neurosurgery   at   the
                                        University   of  Texas  Health   Science
                                        Center  (Dallas);   and  a  director  of
                                        TIMET.

Bruce P. Inglis (6)                     Vice   president-finance  and  corporate
                                        controller of TIMET; and a director of CGI.

Francis B. Jacobs, II (2)               Vice   president-client    services   of
                                        Stewart    Management    Company;    and
                                        director, vice president and assistant secretary of TFMC.

Keith A. Johnson                        Controller of the Foundation.

Christian Leonhard (7)                  President and chief operating officer of
                                        TIMET.

William J. Lindquist                    Director  and senior vice  president  of
                                        Contran, Dixie Holding,  National,  NOA,
                                        VGI and VHC;  senior vice  president  of
                                        Dixie  Rice,   Southwest,   Tremont  and
                                        Valhi; and a director of CGI.

A. Andrew R. Louis                      Secretary of Contran, the Company, Dixie
                                        Holding,  Dixie  Rice,  National,   NOA,
                                        Southwest, Tremont, Valhi, VGI and VHC.

Kelly D. Luttmer                        Vice   president  and  tax  director  of
                                        Contran,   CGI,   the   Company,   Dixie
                                        Holding,  Dixie Rice,  Kronos Worldwide,
                                        National,  NOA, NL, Southwest,  Tremont,
                                        Valhi, VGI and VHC.

Andrew McCollam, Jr. (8)                President  and a director of  Southwest;
                                        director of Dixie Rice; and a private investor.

W. Hayden McIlroy (9)                   Private   investor   primarily  in  real
                                        estate; and a director of Valhi and Cadco Systems, Inc., a manufacturer of emergency alert systems.

Harold M. Mire (10)                     Vice   president   of  Dixie   Rice  and
                                        Southwest.

Cecil H. Moore, Jr. (11)                Director of NL and Kronos Worldwide; and
                                        a private investor.

Albert W. Niemi, Jr. (12)               Dean  of the  Edwin  L.  Cox  School  of
                                        Business    at    Southern     Methodist
                                        University; and a director of TIMET.

Bobby D. O'Brien                        Vice president,  chief financial officer
                                        and director of Dixie Holding, National,
                                        NOA,  VGI and VHC;  vice  president  and
                                        chief  financial   officer  of  Contran,
                                        Dixie  Rice,   Southwest,   Tremont  and
                                        Valhi; and vice president of TIMET.

Joan H. Prusse (6)                      Vice  president,   general  counsel  and
                                        secretary of TIMET and vice president of Tremont.

Glenn R. Simmons                        Vice  chairman  of the board of Contran,
                                        Dixie  Holding,  Dixie  Rice,  National,
                                        NOA,   Tremont,   Valhi,  VGI  and  VHC;
                                        chairman of the board of the Company and Keystone; director and executive vice president of Southwest; and a director of CGI, Kronos Worldwide, NL and TIMET.

Harold C. Simmons                       Chairman  of the board of CGI,  Contran,
                                        Dixie    Holding,    Dixie   Rice,   the
                                        Foundation,  National,  NOA,  Southwest,
                                        TIMET,  Tremont,  Valhi,  VGI  and  VHC;
                                        chairman   of  the   board   and   chief
                                        executive officer of Kronos Worldwide and NL; and trustee and member of the trust investment committee of the CMRT.

Richard A. Smith (10)                   Vice president of Dixie Rice.

Thomas P. Stafford (13)                 Director  of NL and TIMET;  chairman  of
                                        the NASA Advisory Council Task Force on the International Space Station Program.

John A. St. Wrba                        Vice president and treasurer of Contran,
                                        CGI, the Company,  Dixie Holding,  Dixie
                                        Rice,  Kronos Worldwide,  National,  NL,
                                        NOA, Southwest,  TIMET, Tremont,  Valhi,
                                        VGI and VHC.

Gregory M. Swalwell                     Vice   president   and   controller   of
                                        Contran, Dixie Holding,  National,  NOA,
                                        Southwest,  Tremont, Valhi, VGI and VHC;
                                        vice   president,   finance   and  chief
                                        financial   officer   of   CGI,   Kronos
                                        Worldwide and NL; vice president of Dixie Rice and TIMET; and director, vice president and treasurer of TFMC.

J. Walter Tucker, Jr. (14)              President,  treasurer  and a director of
                                        Tucker  &  Branham,   Inc.,  a  mortgage
                                        banking,   insurance   and  real  estate
                                        company; a director of Valhi; and a member of the trust investment committee of the CMRT.

Steven L. Watson                        Director and president of Contran, Dixie
                                        Holding, Dixie Rice, National,  NOA, VGI
                                        and VHC;  director,  president and chief
                                        executive officer of Valhi; president of
                                        Tremont;  director  and  executive  vice
                                        president of Southwest;  director,  vice
                                        president    and    secretary   of   the
                                        Foundation;   vice  chairman  of  Kronos
                                        Worldwide;   vice   chairman  and  chief
                                        executive   officer  of  TIMET;   and  a
                                        director of CGI, the Company, Keystone and NL.

Terry N. Worrell (15)                   Director of NL; a private  investor with
                                        Worrell Investments, Inc., real estate investment company.

Paul J. Zucconi (16)                    A private  investor  and a  director  of
                                        TIMET.

----------

(1) The principal business address for Dr. Barry is Southern Methodist University, Perkins Administration Bldg. #224, Dallas, Texas 75275.

(2) The principal business address for Ms. Dobrzynski and Mr. Jacobs is Nemours Building, Suite 1410, 1007 Orange Street, Wilmington, Delaware 19801.

(3) The principal business address for Mr. Edelcup is 17395 North Bay Road, Suite 103, Sunny Isles Beach, Florida 33160.

(4) Mr. Green is a citizen of Canada. The principal business address for Mr. Green is 10340 Strait Lane, Dallas, Texas 75229.

(5) The principal business address for Dr. Hutchison is 8230 Walnut Hill Lane, Dallas, Texas 75231.

(6) Mr. Inglis is a citizen of Canada. The principal business address for Messrs. Inglis and Ms. Prusse is 1999 Broadway, Suite 4300, Denver, Colorado 80202.

(7) Mr. Leonhard is a citizen of France. His principal business address is TIMET Savioe, 62 Avenue Paul Girod, 73400 Ugine, France.

(8) The principal business address for Mr. McCollam is 402 Canal Street, Houma, Louisiana 70360.

(9) The principal business address for Mr. McIlroy is 25 Highland Park Village, Suite 100-341, Dallas, Texas 75225.

(10) The principal business address for Messrs. Mire and Smith is 600 Pasquiere Street, Gueydan, Louisiana 70542-0010.

(11) The principal business address for Mr. Moore is 4444 Beverly Drive, Dallas, Texas 75205.

(12) The principal business address for Dr. Niemi is Southern Methodist University, Cox School of Business, 200 Fincher Building, Dallas, Texas 75205-0333.

(13) The principal business address for Gen. Stafford (ret.) is Stafford Technology Inc., Suite 102, 4200 Perimeter Center, Oklahoma City, Oklahoma 73112.

(14) The principal business address for Mr. Tucker is 1350 North Orange Avenue, Suite 102, Winter Park, Florida 32789.

(15) The principal business address for Mr. Worrell is 6909 Vassar, Dallas, Texas 75205.

(16) The principal business address for Mr. Zucconi is 2801 Mill Haven Court, Plano, Texas 75093.

                                   SCHEDULE C


         Based upon ownership filings with the Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own Class A Shares, as outlined below:

                                                                                     Stock
                                                              Class A               Options
     Name                                                   Shares Held             Held (1)              Total
 --------------------------                                 -----------            -----------         -----------
Eugene K. Anderson                                              -0-                   3,000                3,000

Thomas E. Barry                                                 -0-                     -0-                  -0-

James W. Brown                                                  -0-                     -0-                  -0-

Joan L. Dobrzynski                                              -0-                     -0-                  -0-

Norman S. Edelcup                                             2,000                     -0-                2,000

Lisa Simmons Epstein                                            -0-                     -0-                  -0-

Robert D. Graham                                                -0-                     -0-                  -0-

Norman N. Green                                                 -0-                     -0-                  -0-

J. Mark Hollingsworth                                           -0-                   7,000                7,000

Gary C. Hutchison                                               -0-                     -0-                  -0-

Bruce P. Inglis                                                 -0-                     -0-                  -0-

Francis B. Jacobs, II                                           -0-                     -0-                  -0-

Keith A. Johnson                                                -0-                   4,000                4,000

Christian Leonhard                                              -0-                     -0-                  -0-

William J. Lindquist                                            -0-                  10,000               10,000

A. Andrew R. Louis                                              -0-                   4,000                4,000

Kelly D. Luttmer                                                200                   4,000                4,200

Andrew McCollam, Jr.                                            -0-                     -0-                  -0-

W. Hayden McIlroy                                               -0-                     -0-                  -0-

Harold M. Mire                                                  -0-                     -0-                  -0-

Cecil H. Moore, Jr.                                             -0-                     -0-                  -0-

Albert W. Niemi, Jr.                                            -0-                     -0-                  -0-

Bobby D. O'Brien                                                300                  10,000               10,300

Joan H. Prusse                                                  -0-                     -0-                  -0-

Glenn R. Simmons (2)                                         15,500                  55,600               71,100

Harold C. Simmons (3)                                        76,900                     -0-               76,900

Richard A. Smith                                                -0-                     -0-                  -0-

Thomas P. Stafford                                              -0-                     -0-                  -0-

John A. St. Wrba                                                -0-                     -0-                  -0-

Gregory M. Swalwell                                             -0-                   5,000                5,000

J. Walter Tucker, Jr.                                           -0-                     -0-                  -0-

Steven L. Watson                                              6,000                  15,600               21,600

Terry N. Worrell                                                -0-                     -0-                  -0-

Paul J. Zucconi                                                 -0-                     -0-                  -0-

----------

(1) Represents Class A Shares issuable pursuant to the exercise within 60 days of the date of this Statement of stock options.

(2) Includes 500 Class A Shares held directly by Mr. Glenn R. Simmons' spouse. Mr. Simmons disclaims beneficial ownership of all such Shares.

(3) Includes 20,000 Class A Shares held directly by Mr. Harold C. Simmons' spouse. Does not include other Shares of which Mr. Simmons may be deemed to possess indirect beneficial ownership as described in Items 2 and 5(a) of this Statement. Except for the 56,900 Class A Shares that he holds directly, Mr. Simmons disclaims beneficial ownership of all Shares.